FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of Tender Offer announced by Subsidiary

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 22, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

May 22, 2008

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Notice of Tender Offer announced by Subsidiary

Mitsui today announced that Mitsui’s subsidiary, TELEPARK Corporation (“Telepark”), have announced a share buy-back program through public tender offering (“the Program”). Outline of the Program is explained in the following manner:

Mitsui also announced to agree with Telepark to participate the Program process, since the purpose of the Program to seek an appropriate ratio of tradable shares will be in line with Mitsui’s interest.

1)	Outline of the Program

The Program will be effective, subject to approvals for merger agreement at both shareholders’ meetings of MS Communications Co., Ltd. (to be held on 25 June, 2008) and of Telepark (to be held on 26 June, 2008)

The Program Starting Date	June 30, 2008 (scheduled)
The Program Closing Date	July 28, 2008 (scheduled)
Settlement Commencement Date	August 4, 2008 (scheduled)

2)	Outline of the tender offering

Class of shares to be purchased	Common Stock
Price of shares to be purchased	¥ 96,000 per share
Number of shares to be purchased	Up to 50,673 shares (15.38% of shares in issue)
Aggregate purchase price of shares	Approximately ¥ 4.9 billion

3)	Financial Impact

Mitsui intends to sell an equivalent number of shares offered by Telepark under the Program. However, the definitive amount to be sold cannot be determined at this moment, as number of shares will be allocated on a pro-rata basis among participants. Accordingly the financial impact on Mitsui’s consolidated net income will be announced upon completion of the process.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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